土地使用许可协议

Agreement for Land Use License

上海澄利投资咨询事务所（"甲方"）

Shanghai Chengli Investment Consulting Firm("Party A")

地址：上海市金山区张堰镇松金公路 2758 号 1 幢 A2551 室，邮编：201514

Address: No. Room A2551, No.1 Building, 2758 Song Jin Gong Lu, Zhang Yan County, Jin Shan District, Post Code: 201514, Shanghai, P. R. China.

代表：侯晓静，职务：法人代表

Representative: HOU Xiaojing   Title: Legal Representative

上海英国学校（"乙方"）

The British International School, Shanghai ("Party B")

地址：沪南公路 2729 弄康桥半岛 600 号，邮编：201315

Address: 600 Cambridge Forest New Town, 2729 Hunan Road, Zip code: 201315

代表人：Andrew Fitzmaurice   职务：董事

Representative: Andrew Fitzmaurice   Title: Legal Representative

鉴于：

WHEREAS:

A. 双方就上海英国学校位于浦西校区的中学部使用的校址于 2010 年 2 月 25 日签订租赁协议（"租赁协议"

The Parties entered into a lease agreement dated 25th February 2010 (the "Lease Agreement") for the site currently used by the secondary school section of the British International School, Puxi (the "Secondary School Site");

B. 由于上述校址原拟为一所较小的学校使用，该校占地面积不足以容纳一个标准足球场及 5 个网球场和一个篮球场（t "运动场"）；

The Secondary School Site was originally intended for a smaller school and does not offer adequate space for a sports field that holds a standard size football pitch and 5 tennis courts and a basketball.   (Collectively the "Sports Field");

C. 乙方要求甲方提供毗邻上述校址的一片地（"毗址"）作为运动场用地；

Party B has asked Party A to secure for its use a plot of land adjacent to the Secondary School Site (the "Adjacent Land") for the Sports Field;

D. 鉴于乙方的要求，甲方现向地方政府租赁毗址以供乙方使用，并拟参与估计于三、四年后进行的竞标程序（"竞标程序"），为确保毗址的用地性质符合乙方的需求；

Further to Party B's request, Party A currently leases the Adjacent Land from the local government for Party B's use and intends to participate in a bidding process, expected to take place in about three to four years, to allow it to convert the purpose of the Adjacent Land to suit Party B's intended use (the "Bidding Process");

E. 双方估计竞标程序进行时，毗址价格可能已大幅增长；

The Parties expect that the price of the Adjacent Land may be significantly increased by the time the bidding process takes place;

甲乙双方现协议如下：

NOW THEREFORE, the Parties agree as follows:

1. 甲方现许可乙方，始于 2012 年 9 月 1 日，不间断使用毗址贰拾肆（24）年 – 即租赁协议余下的租赁期（"使用许可"），并承诺于竞标程序成功投得毗址所有权（"承诺"）。

   Party A hereby grants to Party B a license for the uninterrupted use of the Adjacent Land for [24] years, the remaining least term under the Lease Agreement, commencing 1ˢᵗ September 2012 (the "License") and undertakes to submit the winning bid in the Bidding Process for the ownership rights for the Adjacent Land (the "Undertaking").

2. 作为使用许可的对价，乙方应于 2012 年 9 月及 12 月，2013 年 3 月及 6 月各月最后一个工作日向甲方支付人民币贰佰伍拾万元，合计人民币壹仟万元；乙方付款同时，甲方应向乙方提供正式发票，并应负责相关的税和其它费用。

   In consideration for the License, Party B shall pay to Party A a total amount of RMB Ten Million Yuan (RMB 10 million) in four equal installments of RMB Two Million Five Hundred Thousand Yuan (RMB 2.5 million), payable on the last business days in September and December in 2012, as well as on the last business days in March and June in 2013. Upon payment, Party A shall provide to Party B official invoice for the payment. All costs and taxes incurred in relation to such invoice shall be borne by Party A.

3. 原则上，使用许可下双方的权利与义务沿用租赁协议基本条款。

   The Parties' rights and obligations under the License shall in principle be the same as those under the terms of the Lease Agreement.

4. 双方将进一步商议甲方的承诺及乙方的相关义务。

   The Parties will enter into further discussions about Party A's Undertaking and Party B's obligation in relation to the Undertaking.

5. 本协议经甲乙双方签章后生效。

   This agreement shall take effect upon execution by the Parties.

签约日期
Date of Signing:

甲方 (Party A):
上海澄利投资咨询事务所
Shanghai Chengli Investment Consulting

（盖章）(Seal)

代表签字：
Signature of Representative:
Hou Xiao Jing

2012 年 9 月 19 日
19th September 2012

乙方 (Party B):
上海英国学校
The British International School, Shanghai

（盖章）(Seal)

代表签字：
Signature of Representative:
Andrew Fitzmaurice

2012 年 9 月 19 日
19th September 2012